Exhibit 99.1

Nexa reports an increase of 3% on Zinc production and continues to advance on its expansion projects

Luxembourg, April 30, 2019 — Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the first quarter of 2019. This Earnings Release should be read in conjunction with the unaudited consolidated financial statements of Nexa and the notes thereto for the financial quarter ended March 31, 2019. This document contains forward-looking statements.

Highlights

Operational and Financial

•                  Consolidated net revenue reached US$570 million in the first quarter compared with US$676 million a year ago, following the sharp decrease of metal prices in the international market.

•                  1Q19 Adjusted EBITDA was US$108 million down 44% and 18% when compared to 1Q18 and 4Q18, respectively.

•                  Mining cash cost in 1Q19 was affected by lower by-products credit.

•                  Net Debt to Adjusted EBITDA of the last twelve months stood at 1.07x.

•                  In March 2019, Standard & Poor’s announced that it would maintain the “BB+” rating with stable outlook on Nexa Perú, a subsidiary of Nexa Resources.

•                  In the first quarter, Nexa declared and paid a cash dividend of US$0.525494 per common share to its shareholders for a total payment of US$70 million.

•                  In March 2019, the Company filed its updated Mining Report. Nexa’s Mineral Reserves estimate reached 4,449.0kt contained zinc (including Aripuanã project), an increase of 14% compared to the previous report (3,897.2kt contained zinc).

•                  During 1Q19, Nexa repurchased 365,313 common shares at an average price of US$10.64/share, totaling 477,701 shares since the program was announced. The total common shares repurchased represent approximately 1.0% of the free float and are held in treasury.

•                  Nexa Resources Atacocha was recognized by ISEM (“Instituto de Seguridad Minera”) as one of the best safety companies in underground mining in Peru.

•                  Nexa’s Board of Directors approved the creation of the Sustainability & Corporate Social Responsibility committee of the Board with a mandate to support safe and sustainable best practices.

Expansion projects

Aripuanã

•             The project is evolving as planned. Early construction works started at the mine and around 40% of the total project capex is already committed.

•             The startup is expected for 2021.

Vazante

•             Vazante deepening project reached 80% of physical completion.

•             In April 2019, the operational license of the dry-stack tailings project was granted by the State Council for Environmental Policy (“COPAM”).

CEO Message — Tito Martins

“Despite the recent volatility of base metal prices, we are confident with the long-term outlook for zinc and copper markets. We remain committed to our long-term strategy and we will continue working on the construction of a differentiated, sustainable, integrated and cost efficient mining company, with the best safety practices. In March, all of our mining tailings dams in Brazil received Stability Condition Declarations (“DCEs”), certifying all of these facilities are safe and stable.

During the first quarter we were able to overcome some operational issues, delivering zinc production growth of 3% compared to 1Q18. We also made significant advances in our main brownfield projects, being consistent in our deliverables. These achievements make us confident we will achieve both our production and capex guidance for 2019, meeting market expectations, as we did in 2018.”

Selected indicators

US$ million (except indicated otherwise)	1Q19	4Q18	1Q18	1Q19 vs. 1Q18

Treated ore (kt)	3,321	3,435	3,149	5.5%
Metal sales (kt) (1)	145.5	158.3	146.4	(0.7)%

Consolidated net revenue	569.8	583.4	676.2	(15.7)%

Mining	82.5	88.4	160.6	(48.6)%
Smelting	25.8	41.2	29.9	(13.7)%
Eliminations & Adjustments	(0.5)	1.2	0.8	—
Adjusted EBITDA (2)	107.9	130.8	191.2	(43.6)%
Adj margin EBITDA (%)	18.9%	22.4%	28.3%	(9.4	)pp

Sustaining	22.4	46.4	9.4	137.8%
Expansion	24.0	42.2	9.6	148.6%
HSE	14.7	34.3	11.2	31.7%
Others	3.8	14.1	2.7	41.4%
Capital expenditures	65.0	137.0	33.0	97.0%

Liquidity and Indebtedness
Cash (3)	913.8	1,124.8	1,117.3	(18.2)%
Net debt	560.5	302.7	261.4	114.5%
Net debt / LTM EBITDA (x)	1.1x	0.5x	0.4x	—

Mining Production | contained in concentrate
Zinc (kt)	89.7	103.2	87.2	2.9%
Copper (kt)	9.0	9.2	10.7	(15.2)%
Lead (kt)	12.3	14.7	12.3	0.3%

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Refer to “Use of Non-IFRS Financial Measures” for further information. The sum of segment adj. EBITDA does not equal consolidated adj. EBITDA due to adjustments before consolidation, please refer to the 2018 Financial Statements note 1.

(3) Cash, cash equivalents and financial investments.

Contact: ir@nexaresources.com

Market Overview | 1Q19

LME Prices	1Q19	4Q18	1Q18	1Q19 vs. 1Q18

US$/t
Zinc	2,702	2,631	3,421	(21.0)%
Copper	6,215	6,172	6,961	(10.7)%
Lead	2,036	1,964	2,523	(19.3)%

Source: Bloomberg

Zinc

In 1Q19, the London Metal Exchange (“LME”) zinc price averaged US$2,702/t (or US$1.22/lb), down 21% from 1Q18, but up 3% from 4Q18. Zinc prices reversed the downward trend in the middle of January and, at the end of March 2019, the zinc LME price reached US$3,000/t (or US$1.36/lb), 12% higher when compared to the average price of 4Q18 (US$2,631/t or US$1.19/lb), driven by (i) low stock levels (52kt 1Q19); (ii) easing trade war between China and U.S.; and (iii) ongoing deficit in the refined market.

Although LME warehouses did not suffer any major drawdowns, the stocks have been slowly dwindling. The primary cause of this has been the constraint on Chinese smelter production, which has reduced the metal supply. Environmental inspections and poor profitability forced cutbacks and closures in smelters across China over the last couple of years. As a result, the refined market is in deficit and treatment charges (“TCs”) have increased. Higher supply of concentrate has also contributed to this increase.

According to Wood Mackenzie’s estimates, the global zinc demand growth in the 1Q19 was 0.9% compared with 1Q18 and relatively flat compared to 4Q18.

Copper

The average copper LME price in 1Q19 was US$6,215/t (US$2.82/lb), down 11% when compared to the same quarter of 2018 and up 1% from 4Q18.

Although stocks on the LME and SHFE (“Shanghai Futures Exchange”) combined increased to 430kt by the end of March, copper prices trended upward from January to February, stabilizing in March. The price ended 1Q19 at US$6,485/t (US$2.94/lb), up 9% from US$5,965/t (US$2.71/lb) at the end of 4Q18. Main drivers were (i) the improvement on market sentiment (easing of U.S. and China trade war); (ii) indications of a softer economic policy from the Fed and other central banks; and (iii) the U.S. dollar depreciation. Supply issues in Australia, Chile and Peru, due to weather conditions and community relations issues, also contributed to this price recovery.

Strong Chinese concentrate imports, in addition to the mine disruptions, put a downward pressure on TCs in 1Q19.

Lead

The LME average lead price in 1Q19 was US$2,036/t (US$0.92/lb), 19% lower compared to the average price in 1Q18. The price ended 1Q19 at US$2,022/t (US$0.92/lb), relatively stable compared to US$2,009/t (US$0.91/lb) at the end of 4Q18.

In March 2019, the lead price reversed the upward trend seen at the beginning of the year and ended the quarter with the worst performance among base metals. Poor figures from China (industrial production and rising unemployment), notwithstanding the easing of the U.S. and China trade-war, also contributed to this scenario.

Foreign Exchange

	1Q19	4Q18	1Q18	1Q19 vs. 1Q18
BRL/USD (Average)	3.768	3.808	3.243	16.2%
BRL/USD (End of period)	3.897	3.875	3.324	17.2%
PEN/USD (Average)	3.324	3.357	3.238	2.6%
PEN/USD (End of period)	3.319	3.376	3.227	2.9%

The average exchange rate for the Brazilian Real in 1Q19 was 3.768/US$, up 16.2% from the first quarter a year ago. Comparing 1Q19 over 4Q18 (3.808/US$), the average Brazilian Real exchange rate appreciated 1.0%, following the positive market reaction to the beginning of the new government.

The average exchange rate for Peruvian soles in 1Q19 was 3.324/US$, up 2.6% year over year, following the depreciation of the U.S. dollar against the majority of the global currencies.

Consolidated performance

Net revenue

US$ million	1Q19	4Q18	1Q18	1Q19 vs. 1Q18
Net Revenues — Mining	272.2	285.5	327.2	(16.8)%
Net Revenues — Smelting	455.0	470.0	557.3	(18.4)%
Intersegment Results	(159.2)	(171.7)	(208.4)	—
Adjustments	1.8	(0.5)	0.1	—
Net Revenue	569.8	583.4	676.2	(15.7)%

Net revenue of US$570 million in 1Q19 was 16% lower compared to the same period of 2018. This decrease is mainly explained by lower metal prices, which followed the international market trend.

In 1Q19, the LME average prices for zinc, copper, and lead were down 21%, 11%, and 19%, respectively, compared to 1Q18. When compared to 4Q18, base metal prices were slightly higher.

COGS

US$ million	1Q19	4Q18	1Q18	1Q19 vs. 1Q18
Cost of sales — Mining	(199.0)	(176.6)	(172.5)	15.2%
Cost of sales — Smelting	(427.2)	(435.7)	(516.7)	(17.3)%
Intersegment Results	159.2	171.7	208.4	—
Adjustments	(20.4)	65.1	(4.2)	—
Cost of sales	(487.3)	(375.6)	(485.0)	0.5%

In 1Q19, cost of sales amounted to US$487 million, relatively stable compared to 1Q18. Lower concentrate cost at our smelters, driven by lower LME prices, and the average depreciation in the BRL against the U.S. dollar partially offset the increase in operational costs. This increase is explained by (i) higher treated ore volume; and (ii) increase in cement and transportation costs in Peru.

SG&A

Selling, general and administrative (“SG&A”) expenses amounted to US$41 million in 1Q19, a decrease of 5% compared to 1Q18 driven by lower G&A expenses.

Adjusted EBITDA

In 1Q19, Adjusted EBITDA was US$108 million, down 44% from the same period a year ago. The main factors that contributed to this result were (i) lower base metal prices; and (ii) higher mining costs; which were partially offset by (iii) the increase of by-products revenue; (iv) the U.S. dollar appreciation against Brazilian real; (v) higher production volume; and (vi) the positive effect of IFRS-16(1) adoption.

Net financial result

The net financial result was a loss of US$26 million, compared to the income of US$23 million in 4Q18.

(1)  As of January 1, 2019 Nexa adopted IFRS 16 — Leases accounting policy. For further information and its impact, please refer to the Note 4 of the consolidated interim financial statements at and for the three-month period ended March 31,2019.

Excluding the effects from foreign exchange and monetary variation, the net financial result in 1Q19 was a loss of US$21 million, compared to an income of US$11 million in 4Q18. This decrease was mainly explained by a tax credit recognition in the last quarter of 2018, which had a positive impact of US$26 million.

US$ thousand	1Q19	4Q18	1Q18	1Q19 vs. 4Q18

Financial income	8,028	40,986	8,758	(80.4)%
Financial gain	5,495	3,945	6,110	(39.3)%
Interest on tax credit	0	26,033	0	—
Other financial income	2,533	11,008	2,648	(77.0)%

Financial expenses	(31,574)	(30,812)	(29,853)	2.5%
Interest	(20,332)	(20,195)	(20,968)	0.7%
Monetary variation (MV)	(2,285)	(1,062)	(1,110)	115.2%
Derivative instruments / IFRS16(2)	(836)	939	(939)	—
Other financial expenses	(8,121)	(10,494)	(6,836)	(22.6)%

Foreign exchange variation (FX)	(2,338)	12,892	(7,904)	—

Net Financial Result	(25,884)	23,066	(28,999)	(10.7)%
Net Financial Result Excluding FX and MV	(21,261)	11,236	(19,985)	6.4%

Net income

Nexa recorded a net loss of US$8.3 million in 1Q19, mainly driven by the decrease in base metal prices. Net loss attributable to Nexa’s shareholders was US$14.0 million resulting in negative earnings per share (“EPS”) of US$0.11.

(2)  As of January 1, 2019 Nexa adopted IFRS 16 — Leases accounting policy. For further information and its impact, please refer to the Note 4 of the consolidated Interim financial statements at and for the three-month period ended March 31,2019

Business Performance

Mining Segment(3), (4)

Mining Production

Consolidated		1Q19	4Q18	1Q18	1Q19 vs. 1Q18
Treated Ore	kt	3,321	3,435	3,149	5.5%

Grade
Zinc	%	3.10	3.39	3.19	(10	)bps
Copper	%	0.35	0.35	0.42	(7	)bps
Lead	%	0.49	0.56	0.50	(1	)bps
Silver	oz/t	0.87	0.93	0.88	-16%
Gold	oz/t	0.005	0.005	0.005	-2.5%

in Content
Zn	kt	89.7	103.2	87.2	2.9%
Cu	kt	9.0	9.2	10.7	-15.2%
Pb	kt	12.3	14.7	12.3	0.3%
Ag	koz	2,084.2	2,162.0	1,890.0	10.3%
Au	koz	6.5	7.6	7.4	-12.3%

Although we had some operational setbacks in 1Q19, we were able to overcome them within the period. First quarter treated ore volume increased 5.5% year-over-year to 3,321kt, driven primarily by continuous improvements in Morro Agudo, Vazante, and Cerro Lindo (up 34%, 19%, and 3%, respectively), offsetting the consolidated decrease in zinc and copper grades (down 10bps and 7bps to 3.10% and 0.35%, respectively). Zinc production volume was up 3%, while copper decreased 15%, and lead remained stable compared to the same quarter a year ago. We note that zinc production was particularly strong in Cerro Lindo and Morro Agudo, more than compensating the lower zinc production at Cerro Pasco and Vazante. Going forward our mining plan is on track to deliver our annual production guidance.

Cerro Lindo

Zinc production of 32kt in 1Q19 was substantially higher than in 1Q18 (up 14%) mainly due to a 3% increase in treated ore and a 21bps improvement in zinc ore grade to 2.0%, in line with the mine plan. On the other hand, copper production decreased 15% year-over-year to 9kt, impacted primarily by the decline in copper grade, which was also in line with the mine plan. Despite the zinc grade improvement year-over-year, zinc grade and production decreased 35bps and 20%, respectively, compared to 4Q18, as we ran into copper contaminants during the mining process in the month of February (an extraordinary event) leading to a temporary plant shutdown already reversed. At the same time, we continued to advance in the mining front and were able to recover the zinc ore treatment pace in March, normalizing operations.

(3)  For details on segment definition and accounting policy please refer to explanatory note 1 — “Information by business segment and geographic area” in our Financial Statements.

(4)  Segment consolidation available in the appendix.

Vazante

Zinc production of 35kt in 1Q19 decreased by 2% compared to 1Q18. The already-expected drop in zinc grade (down 260bps to 10.98%) was mostly compensated by an increase of 19% in treated ore volume. In March, the Vazante mine also experienced a maintenance shutdown due to the breakdown of one of the mills that was already planned to be replaced. The operation normalized during April.

El Porvenir

Zinc production of 14kt was down 10% in the first quarter versus the same quarter of last year, primarily impacted by a 24bps drop in grade to 2.96%. The increase in processed zinc ore was not enough to offset the lower grade (processed volume remained relatively flat year-over-year). Based on the mine sequencing, grades are expected to improve along the next quarters of 2019.

Atacocha

Zinc production of 4kt was down 12% in the first quarter versus the same quarter of last year as we processed 3% less ore in Atacocha versus the same quarter of last year, primarily impacted by a tertiary crusher breakdown which caused a temporary maintenance shutdown. We also saw a decrease in zinc and lead grades (by 12bps and 42bps, respectively, to 1.30% and 1.21%). Similar to El Porvenir, based on mine sequencing, grades are expected to improve along the next quarters of 2019.

Morro Agudo

Zinc production of 6kt was 36% higher in the first quarter compared to the same quarter of last year, as we significantly increased processing of zinc ore with the ramp up of the Ambrósia trend. Zinc grade at Morro Agudo remained relatively flat year-over-year at 2.16%, but should continue to improve with increased mining in the Ambrósia trend, which is expected to contribute with a higher grade to Morro Agudo’s zinc ore mix.

Financial Performance

US$ million	1Q19	4Q18	1Q18	1Q19 vs. 1Q18
Net Revenues	272.2	285.5	327.2	(16.8)%
COGS	(199.0)	(176.6)	(172.5)	15.2%
Gross Profit	73.3	108.9	154.7	(52.6)%
Adjusted EBITDA	82.5	88.4	160.6	(48.5)%
Adjusted EBITDA Mg	30.3%	31.0%	49.1%	(18.8	)pp

Net Revenue for the mining segment totaled US$272 million in 1Q19, a decrease of 17%, versus 1Q18 as a result of lower average zinc, copper and lead market prices compared to 1Q18 (down 21%, 11%, and 19%, respectively). The zinc production volume increase of 3% year-over-year (partially offset by lower copper and stable lead volumes) was not enough to compensate for the drop in prices.

Cost of sales increased by 15% in 1Q19 compared to 1Q18, to US$199 million. This increase was driven by (i) higher treated ore volume, mineral transportation and material costs in Peru and in Brazil related to the ramp up of the Ambrósia trend; partially offset by (ii) the depreciation of the Brazilian currency positively impacting COGS in Brazil.

Adjusted EBITDA for the mining segment totaled US$83 million in 1Q19, 48% lower than in the same quarter of the previous year, primarily due to (i) the decrease in net revenue, mainly as a result of lower LME base metal prices year-over-year, impacting concentrate sales by US$67 million; (ii) higher cost of sales in Peru and in Morro Agudo related to the ramp up of the Ambrósia trend; and (iii) higher G&A expenses due to the increased allocation of corporate expenses to the mining segment. These negative effects were partially offset by FX-related gains of US$7 million positively impacting costs of our Brazilian mines.

Cash cost(5),(6) — Mining Segment

Consolidated cash cost		1Q19	4Q18	1Q18	1Q19 vs. 1Q18
Cash Cost Net of By-products	US$/t	881.0	693.7	488.4	80.4%
AISC	US$/t	1,434.6	1,417.1	786.9	82.3%
Cash Cost Net of By-products	US$/lb	0.40	0.31	0.22	80.4%
AISC	US$/lb	0.65	0.64	0.36	82.3%

Cash cost and AISC net of by-products credits in 1Q19 increased by 80% to US$0.40/lb compared to US$0.22/lb in 1Q18 due to (i) lower by-products credits with a negative impact of US$0.08/lb, especially from copper in Cerro Lindo and lead in Atacocha due to lower volume and metal prices; and (iii) an increase in treatment charges in Brazil of US$0.05/lb;.

AISC also increased in 1Q19 to US$0.65/lb, up 82% compared to 1Q18, impacted by higher cash cost, non-expansion CAPEX, and corporate G&A (mainly driven by the re-allocation between segments previously mentioned in our mining financial performance overview).

For a reconciliation of cash cost and AISC, please refer to the appendix section “All-in Sustaining Cost — Mining”.

(5)  Our cash cost net of by-products credits is measured with respect to zinc sold.

(6)  AISC does not include Aripuanã capex

Smelting Segment

Sales volume

Consolidated	1Q19	4Q18	1Q18	1Q19 vs. 1Q18
Metallic zinc Sales (kt)	136.5	148.5	137.3	(0.6)%
Global Recovery	93.7%	93.6%	94.4%	(68	)bps
Zinc oxide Sales (kt)	8.9	9.8	9.1	(2.0)%
Total	145.5	158.3	146.4	(0.7)%

In 1Q19, production was 152kt, up 2.4% from 1Q18 while sales volume of metallic zinc was relatively stable, totaling 137kt. The slowdown in Argentinean demand, given the country’s current economic landscape, and lower sales in Peru, due to planned maintenance shutdown in two of our main customers, were offset by higher sales in Brazil and to other destinations. This reinforces the flexibility we have in our smelters to serve customers in different regions.

Compared to 4Q18, sales decreased 8% driven by lower seasonal demand. In terms of production, first quarter is also lower than fourth quarter mainly due to higher consumption of calcine inventories during fourth quarter when sales in the spot markets are higher.

For the remainder of the year, we expect production to stay on track and sales guidance to be achieved.

Perú

Cajamarquilla smelter sold 80kt of metallic zinc in 1Q19, slightly higher (+1.1%) than the same quarter of the previous year, supported by higher production given that production in 1Q18 was impacted by technical issues in the electrolysis process.

Brazil

In Brazil, our Três Marias smelter sold 47kt of zinc products representing a decrease of 5.0% when compared to 1Q18, affected by technical issues in the purification process which occurred in January 2019 only. This was partially offset by Juiz de Fora higher sales during the first quarter, 18.8kt compared to 18.2kt in 1Q18 (+3.6%) driven by better performance of the roaster. In terms of recovery rate, Três Marias achieved a lower rate due to higher use of silicate concentrate.

Financial Performance

US$ million	1Q19	4Q18	1Q18	1Q19 vs. 1Q18
Net Revenues	455.0	470.0	557.3	(18.4)%
COGS	(427.2)	(435.7)	(516.7)	(17.3)%
Gross Profit	27.8	34.3	40.6	(31.9)%
Adjusted EBITDA	25.8	41.2	29.9	(14.4)%
Adjusted EBITDA Mg	5.7%	8.8%	5.4%	3	pp

Net Revenue was US$455 million in 1Q19, 18% (US$102 million) lower compared to US$557 million in 1Q18 driven by lower zinc metal prices negatively impacting revenues, on stable sales volumes.

Cost of sales decreased by 17% in 1Q19, totaling US$427 million compared to US$517 million in 1Q18 mainly driven by (i) lower LME zinc prices impacting the concentrate price; (ii) higher treatment charges (positively impacting Três Marias); and (iii) the depreciation of the Brazilian currency lowering costs in our Brazilian smelters.

Adjusted EBITDA for the smelting segment totaled US$26 million in 1Q19, down 14% (US$4 million) from the same quarter of the previous year. This decrease was mainly explained by lower LME metal prices year-over-year, with a negative impact on smelter contribution margin of US$17 million; which offset (i) FX-related gain of US$13 million in our Brazilian smelters; (ii) the effect of higher payable value of sulfuric acid with a positive contribution of US$4.5 million; and (iii) lower G&A expenses in 1Q19 due to the reallocation of corporate expenses.

Cash cost(7) — Smelting Segment

Consolidated cash cost		1Q19	4Q18	1Q18	1Q19 vs. 1Q18
Cash Cost Net of By-products	US$/t	2,513	2,420	3,163	(20.6)%
AISC	US$/t	2,654	2,726	3,325	(20.2)%
Cash Cost Net of By-products	US$/lb	1.14	1.10	1.43	(20.6)%
AISC	US$/lb	1.20	1.24	1.51	(20.2)%

Cash cost net of by-products credits decreased by 21% to US$1.14/lb (or US$2,513/t) in 1Q19 from US$1.43/lb (or US$3,163/t) in 1Q18, mainly due to (i) lower raw material costs driven by lower zinc market prices (-US$0.24/lb or US$533/t); and (ii) the Brazilian Real devaluation (-US$0.02/lb or US$34/t).

AISC also decreased in 4Q18, impacted by the aforementioned reasons.

For a reconciliation of cash cost and AISC, please refer to the appendix section “All-in Sustaining Cost — Smelting”.

(7)  Our cash cost net of by-products credits is measured with respect to zinc sold.

Liquidity and Indebtedness

On March 31, 2019, Nexa’s consolidated gross debt stood at US$1,427 million (principal only), relatively stable compared to the balance at December 31, 2018.

At the end of the period, 91.5% (or US$1,310 million) of the gross debt was denominated in U.S. dollars and 8.5% (or US$121 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Gross debt by Category	Gross debt by Currency

Cash & cash equivalents, and financial investments (“total cash”) amounted to US$914 million at March 31, 2019, down 19% compared to December 31, 2018 mainly due to dividends payments to shareholders and working capital changes.

As a consequence, Nexa’s net debt increased to US$520 million compared with US$303 million in 4Q18.

Only 1.5% (US$21 million) of the total debt matures in 2019 and 18.2% (US$259 million) matures between 2019 and 2022, while 51.8% of total debt matures after 2026. Total cash is sufficient to cover the payment of all obligations maturing over the next 8 years.

As of March 31, 2019, the average maturity of the total debt was 5.9 years at an average interest rate of 4.8% per year.

Financial leverage, measured by the ratio of net debt to adjusted EBITDA of the last twelve months, was 1.07x compared to a ratio of 0.50x at December 31, 2018, explained by the higher net debt and lower adjusted EBITDA.

US$ million	Mar 31, 2019	Dec 31, 2018
Net Debt(8)	560.5	302.7
LTM Adj. EBITDA	523.1	604.8
Net Debt/Adj. EBITDA	1.07x	0.50x

(8)  Gross debt (US$1,431 million) minus Cash and cash equivalents (US$864 million), minus financial investments (US$50 million), plus derivatives (US$3 million) and Lease liabilities - IFRS16 (US$41 million)

Cash Flow

US$ million	1Q19
Net cash flows provided by (used in):
Operating activities	(37.8)
Investing activities	(20.1)
Financing activities	(111.6)
Increase (decrease) in cash and cash eq.	(169.1)
Cash and cash eq. at the beginning of the period	1,032.9
Cash and cash eq. at the end of the period(a)	863.9

(a) It does not include financial investments

In 1Q19, the net cash flow provided by operating activities was negative US$38 million, impacted mostly by US$112 million of negative working capital changes as a result of (i) an increase in inventory, as we prepare for the Cajamarquilla process conversion; (ii) a reduction in trade payables, as some of the supplier payments related to year-end 2018 were paid in early 1Q19; and (iii) an increase in taxes recoverable from advanced income tax payments in Peru.

We used U$20 million of net cash flows for investing activities in 1Q19 impacted by US$65 million of capex.

We had a net decrease in cash flows from financing activities in 1Q19 of US$112 million, primarily explained by the cash dividend payments made.

Capital Expenditures (“CAPEX”)

Nexa made investments of US$65 million in 1Q19. Of this amount, 37% was allocated to expansion projects driven by Aripuanã’s project development (US$16 million) and Vazante’s mine deepening (US$7 million).

Non-expansion projects accounted for 63% of the total CAPEX in 1Q19. The main investments are related to (i) sustaining; and (ii) health, safety and environmental investments (“HSE”). Vazante’s dry stack tailings implementation, included in HSE, amounted to US$5 million in the quarter.

As the projects will continue to advance, our CAPEX guidance for the year remains unchanged.

Capex per category (US$ million)	2019 estimated	1Q19
Expansion/Greenfield(9)	198	24
Modernization	24	3
Sustaining	116	22
HS&E/Tailing dams	72	15
IT/Others	10	1
Total	420	65

(9)  Includes US$140mm capex estimated for the Aripuanã project construction.

Expenses related to Mineral Exploration and Project Development(10)

Opex (US$ million)	2019 estimated	1Q19
Mineral exploration	75	14
Project development	53	7
Total	128	20

In mineral exploration, we continue our efforts to increase mineral reserves and resources, aiming an average life of mine of 12 years for our current operations. Our mineral exploration expense in 1Q19 of US$14 million was mainly related to greenfield (US$6 million) and brownfield (US$4 million) exploration. Our project development expense in 1Q19 of US$7 million includes US$3 million directed towards greenfield projects in FEL1 and FEL2 stages and US$1 million to brownfields in the same stages.

For the year, our mineral exploration and project development expenses guidance of US$128 million remains unchanged.

(10)  Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

Projects under execution

Aripuanã project

In October 2018, Nexa’s Board of Directors approved the construction of the Aripuanã greenfield project, an underground polymetallic project containing zinc, lead and copper, located in the state of Mato Grosso, Brazil. The project is owned by Mineração Dardanelos Ltda, a joint venture between Nexa Brazil(11) (which holds a 62.3% interest), Nexa Peru(12) (which holds a 7.7% interest) and Mineração Rio Aripuanã Ltda., a subsidiary of Karmin Exploration Inc. (which holds the remaining 30.0%). Nexa is currently funding the development of the project and Karmin is not required to contribute to the project costs until October, 2019, one year after the completion of the feasibility study.

According to the Technical Report(13)  filed in October, 2018, the average zinc equivalent production is estimated at 120kt per year and life of mine of 13 years. Based on current mineral reserves, the project has an estimated CAPEX of US$392 million and a net present value (“NPV”) of US$129 million (at a discount rate of 9%). The Company entered derivative contracts to mitigate its exposure to foreign currency risk associated with changes in the Brazilian real exchange rate for the majority of the estimated Brazilian real share of the CAPEX of the project.

Around 40% of the total project capex is already committed. In 2019, we estimate that we will invest US$140 million in Aripuanã, which represents 35% of the US$392 million in total estimated capital expenditures for the project, 49% in 2020, with residual investments to be made during the start of production in 2021.

1Q19 project update

Between 4Q18 and 1Q19, the procurement process for certain items, including transmission lines, thickeners, flotation cells and columns, press filters and key equipment for crushing and grinding processes, was concluded. Nexa also engaged an engineering, procurement and construction management contractor (SNC Lavalin) and a civil and electromechanical contractor.

Early construction works started at the mine, mainly consisting of measures aimed towards the construction of ramp tunnels, which will enable Nexa to advance in the exploration activities and to develop operations at the mine. The site also includes some temporary facilities in order to coordinate the early construction work. The civil and electromechanical contractor started the mobilization process, deforestation, and earthworks for temporary offices & laydown areas. Recruitment process for operators has also started.

(11)  100% owned by Nexa Resources

(12)  Nexa Peru is 80.16% owned by Nexa Resources

(13)  BRL/USD FX rate of 3.90

Brownfield Projects

Brownfield Projects		Description	Advances (as of 1Q19)
BROWNFIELD	**Vazante**	**Mine deepening** (estimated completion 2022)	Extending the mine life of Vazante from 2022 to 2027.	➢ 80% physical progress ➢ Startup of 2 pumps of EB140 pumping station in 1Q19 ➢ Expected completion of phase 1 of pumping station by 3Q19 ➢ Production at the deeper levels (326) represented 70% of Vazante's zinc production in 1Q19
		Dry-stacking (estimated completion 2Q19)	Installation of a new process of filtering, drying, handling and disposal of dry tailings that meets the life of mine of Vazante. This solution will substitute the current Aroeira dam's conventional tailings disposal.	➢ Completed construction 30 days ahead of schedule (99% by end of 1Q19) ➢ 2Q19: operational license was obtained. Start the compacting and stacking the dry tailings
	Cerro Pasco (El Porvenir + Atacocha)	**EP tailings dam elevation – Level 4060** (estimated completion 2Q19)	Operational integration process of El Porvenir and Atacocha, involving shared tailings, storage facilities, and underground infrastructure.	➢ 63% physical progress ➢ Completed mobilization process of construction contractor and started civil works ➢ 2Q19: operating license for level 4060 (under construction) is expected to be obtained ➢ 1H19: internal approval for the raising of level 4064 is expected
		Waste disposal (estimated completion 2Q20)	New waste disposal to allow the continuity of the San Gerardo's open pit mine in Atacocha.	➢ Second phase of FEL3 92% complete ➢ 1H19: construction of this phase to be approved
	Cerro Lindo	**New waste disposal deposit** (estimated completion 2Q19)	New waste disposal to allow the continuity of Cerro Lindo unit to support the mine plan.	➢ 84% physical progress ➢ Already operating as of 2Q19
		Replacement of seawater pipeline (estimated completion 2Q19)	A new fresh water pipeline from the desalination plant on the coast to the mine site.	➢ 58% physical progress ➢ Started assembling pipeline
	Três Marias	**Murici tailings** (initiate last phase in 2020)	Construction of a new tailings deposit divided into four phases: Central Module, East Module, West I Module and West II Module.	➢ Waiting for West I raising construction permit to initiate the last phase in 2020 ➢ Central, East, and West II modules were already completed (West II dam and West I Module granted Operating License in 4Q18)
	Cajamarquilla	**Conversion to Jarosite process** (estimated completion 3Q19)	Intended to convert the smelter process to the Jarosite process in order to improve the zinc recovery rate by ~3% (from 94% to 97%).	➢ 60% physical progress ➢ 2Q19: expected conclusion of tanks & thickeners recovering works, equipment delivery, and continuity of electromechanical work
	Morro Agudo	**Bonsucesso project** (2020 construction)	Part of the Morro Agudo complex (Ambrosia Trend) and will extend the life of mine of the Morro Agudo complex. The run-of-mine of Bonsucesso will feed the existing processing plant.	➢ FEL2 to conclude in 2Q19 ➢ FEL3 expected to be concluded in 4Q19

Projects under analysis

*Nexa Resources owns 80.16% interest in Nexa Peru.

Market | 2019 Outlook

According to the latest report (April, 2019) by the International Monetary Fund (“IMF”) the global economy should continue to expand, at a rate of 3.3% in FY2019, albeit at a slower pace than in 2018. Europe is expected to decelerate in the face of political uncertainties regarding the Brexit negotiations, while the U.S. economy is growing more modestly (GDP +2.3%), reflecting the slowdown in global growth. Outlook for South America is favorable, with an expected GDP expansion of 1.1%, 70bps higher than in 2018, mainly driven by the recovery of the Brazilian economy.

Regarding base metals, we expect the refined zinc market to remain at a deficit in 2019, which should be positive for prices, based on Wood Mackenzie’s Commodity Market Report (March, 2019).

On the demand side, according to Wood Mackenzie, global zinc consumption is expected to grow. Emerging markets demand is projected to increase at an average annual rate of 1.8% over the period 2018-2023. This equates to an average annual incremental increase of 280kt. The growth in the galvanizing sector including in the automotive industry in China and the acceleration of infrastructure for 5G implementation and renewable energy should boost demand for zinc.

Zinc concentrate stocks, however, are already at a surplus which, combined with limited smelter capacity, particularly in China (after forced closures due to environmental issues), is driving TCs upward. The restart of a major smelter in China is expected this year. However, there is a chance that smaller sized smelter facilities will not come back so soon, as they might need time and funding to readapt to the new environmental standards and technologies.

Regarding copper, despite the outlook for a slowdown in demand, reflecting the weaker industrial activity in major copper consuming economies, the price scenario is still positive. The gap in mine supply should persist. Wood Mackenzie forecasts the copper metal market to reach a deficit close to 380kt in 2019, which should be positive for prices while refined copper inventories are expected to reach 62 days (versus 69 days in 2018).

Nexa | Guidance 2019

Despite slower global economic growth and uncertainties regarding commodity prices in the short term, we are positive about the long-term scenario and market fundamentals for both zinc and copper.

Nexa Resources should continue to enjoy regional competitive advantage, as a significant part of our revenues originate from Latin America. At the same time, we will continue focusing our efforts on our long-term growth strategy. We have been preparing our balance sheet since our IPO in 2017 to support our short and medium-term investment plans (both with our greenfield and brownfield development projects) in order to build a differentiated, sustainable, cost-efficient, and integrated business model.

Under the current scenario, we remain confident that we will meet our annual production guidance and our capex plans for 2019.

Production

Metal Contained (in concentrate)		2018	2019 estimated			1Q19
Zinc	Kt	373	375	-	395	90
Copper	Kt	39	37	-	40	9
Lead	Kt	52	52	-	57	12
Silver	Koz	7,986	8,000	-	8,600	2,084
Gold	koz	29	21	-	23	6

Smelting sales		2018	2019 estimated			1Q19
Zinc Metal	kt	579	573	-	591	137
Zinc Oxide	kt	38	37	-	39	9
Total	kt	617	610	-	630	145

Capex

Capex per segment (US$ million)	2019 estimated	1Q19
Mining	177	38
Smelter	94	10
Aripuanã(14)	140	16
Others	9	1
Total	420	65

Please note that all our estimates (guidance) for production, sales, CAPEX and OPEX are based on several assumptions that management believes to be reasonable and representative of the Company’s expectations as of the publication of this report. Our independent registered public accounting firm has not audited, compiled, performed any procedures on, or reviewed these estimates and, therefore does not express an opinion or any other form of assurance with respect to these estimates. Accordingly, you should not place undue reliance on these estimates, which may differ materially from our final results. Please refer to the Cautionary Statement on Forward-Looking Statements at the end of this release.

(14)  Assumes Nexa will invest 100% of the 2019 capex estimated for Aripuanã. Nexa holds a 70% stake in the Aripuanã project.

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as adjusted EBITDA, cash cost net of by-products, all-in sustaining cost, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on adjusted EBITDA, since financial results and income taxes are managed within the corporate level and are not allocated to operating segments. In this Earnings Release, we present adjusted EBITDA, which we define as (i) net income (loss) for the period, plus (ii) share in the results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment of property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release.

Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Each of Nexa Resources’ technical reports are available at www.sedar.com under the Company’s SEDAR profile.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, CAPEX and OPEX related to exploration and project development.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

UPCOMING EVENT

Earnings Conference Call

Date: Thursday, May 2, 2019 – 10am (ET)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800-8910015

International: +1-412-902-6754

Live audio webcast with slide presentation

files: https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Cristiene Costa: cristiene.costa@nexaresources.com

Henry Aragon: henry.aragon@nexaresources.com

Luiz Perez: luiz.perez@nexaresources.com

Renata Coutinho: renata.coutinho@nexaresources.com

Appendix

Income Statement	23
Balance sheet | Assets	24
Balance sheet | Liabilities	25
Cash Flow	26
Segments Consolidation	27
Mining Information | Consolidated	28
Mining Information | by Asset	29
Smelting Information | Consolidated and by Asset	32
All in Sustaining Cash Cost | Mining	33
All in Sustaining Cash Cost | Smelting	34

Income Statement

US$ million	1Q18	2Q18	3Q18	4Q18	1Q19
Net Revenue	676.2	636.5	595.1	583.4	569.8
Cost of Sales	(485.0)	(474.3)	(488.1)	(441.6)	(487.3)
SG&A	(43.3)	(43.8)	(36.6)	(35.8)	(41.1)
Mineral exploration and project development	(19.3)	(27.5)	(33.1)	(46.3)	(20.3)
Other Operating Results	(7.0)	3.5	16.0	5.8	5.6
Net Financial Result	(29.0)	(152.4)	(44.3)	23.1	(25.9)
Financial Income	8.8	27.8	7.2	41.0	5.4
Financial expenses	(29.9)	(31.6)	(29.4)	(30.8)	(28.9)
Foreign exchange gains (loss), net	(7.9)	(148.6)	(22.1)	12.9	(2.3)
Depreciation, amortization and depletion	(70.0)	67.5	(65.6)	(60.9)	(72.3)
Adjusted EBITDA	191.2	162.9	119.8	130.8	107.9
Adj. EBITDA Margin	28.28%	25.60%	20.13%	22.43%	18.93%
Net Income	62.8	(35.3)	6.9	56.6	(8.3)
Attributable to Nexa shareholders	55.1	(40.5)	7.4	52.9	(14.0)
Attributable to non-controlling interests	7.6	5.1	(.4)	3.8	5.7
Number of shares (in ‘000) (1)	133.320	133.320	133.320	133.293	133.293
EPS attributable to Nexa shareholders (in US$)	0.41	(0.30)	0.06	0.40	(0.11)

(1)Shares in treasury are not included in this amount.

Balance Sheet — Assets

Nexa — US$ thousand	Mar 31, 2019	Dec 31, 2018
Current assets
Cash and cash equivalents	863,878	1,032,938
Financial investments	49,898	91,878
Derivative financial instruments	14,580	7,385
Trade accounts receivable	164,073	173,204
Inventory	299,548	269,705
Other assets	144,606	122,857
	1,536,583	1,697,967

Non-current assets
Financial investments	350	355
Derivative financial instruments	2,430	3,820
Deferred taxes	206,243	201,154
Other assets	137,553	121,198
Property, plant and equipment	1,969,648	1,968,451
Intangible assets	1,714,794	1,742,461
Right-of-use assets	39,635	—
	4,070,653	4,037,439

Total assets	5,607,236	5,735,406

Balance Sheet — Liabilities

Nexa — US$ thousand	Mar 31, 2019	Dec 31, 2018
Current liabilities
Loans and financing	40,582	32,513
Lease liabilities	17,128	—
Derivative financial instruments	15,283	8,662
Trade payables	355,728	387,225
Confirming payable	56,847	70,411
Dividends payable	3,333	663
Enviromental obligations	21,578	20,357
Contractual liabilities	29,900	31,992
Other liabilities	95,525	100,027
	635,904	651,850

Non-current liabilities
Loans and financing	1,390,393	1,392,354
Lease liabilities	23,880	—
Derivative financial instruments	4,411	5,560
Asset retirement and enviromental obligations	238,589	249,925
Provisions	23,808	30,641
Deferred taxes	292,428	298,598
Contractual liabilities	166,674	167,645
Other liabilities	42,922	37,032
	2,183,105	2,181,755

Total liabilities	2,819,009	2,833,605

Shareholders’ equity
Total equity attributable to Nexa’s shareholders	2,382,077	2,476,593
Non-controlling interests	406,150	425,208
Total liabilities and shareholders’ equity	5,607,236	5,735,406

Cash Flow

Nexa – US$ thousands	1Q19	1Q18
Cash flow from operating activities
Income before income tax	859	92,587

Adjustments to reconcile income (loss) before income tax to cash

Depreciation and amortization	81,109	69,985
Interest and foreign exchange (gain) or loss	30,181	16,802
Loss on sale of property, plant and equipment and intangible assets	386	(658)
Changes in provisions	(2,386)	7,615
Changes in operating assets and liabilities	(111,808)	(61,145)
Interest paid	(10,350)	(14,215)
Income taxes paid	(25,759)	(44,345)
Net cash provided by operating activities	(37,768)	66,626

Cash flow from investing activities
Acquisitions of property, plant and equipment	(67,162)	(32,975)
Changes in financial investments	46,991	75,324
Proceeds from the sale of non-current assets	115	673
Net cash used in investing activities	(20,056)	43,022

Cash flow from financing activities
Payments of loans and financing	(1,715)	(68,597)
Payments of leasing	(3,809)	0
Dividends distribution	(102,298)	0
Reimbursement of share premium	0	(80,000)
Repurchase of the Company’s own shares	(3,756)	0
Net cash provided by (used in) financing activities	(111,578)	(148,597)
Effects of foreign exchange rates on cash and cash equivalents	342	(131)
Increase in cash and cash equivalents	(169,060)	(39,080)
Cash and cash equivalents at the beginning of the period	1,032,938	1,019,037
Cash and cash equivalents at the end of the period	863,878	979,957

Segments Consolidation

US$ million	1Q19	4Q18	1Q18	1Q19 vs. 1Q18
Revenue - Mining	272.2	285.5	327.2	(16.8)%
Revenue - Smelting	455.0	470.0	557.3	(18.4)%
Intersegment Results	(159.2)	(171.7)	(208.4)	—
Adjustments	1.8	(0.5)	0.1	—
Net Revenue	569.8	583.4	676.2	(15.7)%

Cost of sales - Mining	(199.0)	(176.6)	(172.5)	15.2%
Cost of sales - Smelting	(427.2)	(435.7)	(516.7)	(17.3)%
Intersegment Results	159.2	171.7	208.4	—
Adjustments	(20.4)	65.1	(4.2)	—
Cost of sales	(487.3)	(375.6)	(485.0)	0.5%

Gross Profit - Mining	73.3	108.9	154.7	(52.6)%
Gross Profit - Smelting	27.8	34.3	40.6	(31.9)%
Adjustments	(18.6)	64.6	(4.1)	—
Gross Profit	82.5	207.9	191.2	(56.9)%

Adjusted EBITDA - Mining	82.5	88.4	160.6	(48.5)%
Adjusted EBITDA - Smelting	25.8	41.2	29.9	(14.4)%
Adjustments	(0.5)	1.2	0.8	—
Adjusted EBITDA	107.9	130.8	191.2	(43.6)%

Quarterly Mining information | Consolidated

Consolidated

		1Q18	2Q18	3Q18	4Q18	1Q19
Treated Ore	kt	3,149	3,147	3,321	3,435	3,321

Grade
Zinc	%	3.19	3,35	3.13	3.39	3.10
Copper	%	0.42	0.36	0.38	0.35	0.35
Lead	%	0.50	0.53	0.52	0.56	0.49
Silver	oz/t	0.88	0.89	0.95	0.93	0.87
Gold	oz/t	0.005	0.01	0.01	0.005	0.005

in Content
Zn	kt	87.2	92.3	90.2	103.2	89.7
Cu	kt	10.7	9.0	10.2	9.2	9.0
Pb	kt	12.3	12.7	12.7	14.7	12.3
Ag	koz	1,890.0	1,856.6	2,077.9	2,162.0	2,084.2
Au	koz	7.4	7.1	7.1	7.6	6.5
Zn Eq production (kt)(1)	kt	133.9	135.6	138.1	150.4	133.6

Cash Cost Net of By-products(2)	US$/t	488.4	552.7	759.8	693,7	881.0
Cash Cost Net of By-products (2)	US$/lb	0.22	0.25	0.34	0.31	0.40

(1) Consolidated mining production in kt of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2018 average benchmark prices. The prices used for this conversion are:  Zinc: US$2,922/t (US$1.33/lb); Copper: US$6,523/t (US$2.96/lb); Lead: US$2,242/t (US$1.02/lb); Silver: US$16/oz; Gold: US$1,268/oz.`

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

Quarterly Mining information | by Asset

Cerro Lindo, Peru

		1Q18	2Q18	3Q18	4Q18	1Q19
Treated Ore	kt	1,712	1,635	1,733	1,834	1,767

Grade
Zinc	%	1.79	2.21	1.93	2.35	2.00
Copper	%	0.69	0.62	0.67	0.58	0.60
Lead	%	0.21	0.25	0.25	0.30	0.22
Silver	oz/t	0.63	0.62	0.78	0.72	0.62
Gold	oz/t	0.001	0.002	0.003	0.002	0.001

in Content
Zn	kt	27.8	33.2	29.9	39.5	31.6
Cu	kt	10.5	8.8	10.1	9.0	8.9
Pb	kt	2.7	3.0	3.0	4.1	2.8
Ag	koz	769.8	700.1	933.9	939.8	742.2
Au	koz	0.9	0.7	1.2	1.3	0.9
Zn Eq production (kt) (1)	kt	57.7	59.1	60.2	68.4	58.0

Cash Cost Net of By-products (2)	US$/t	(501.5)	(142.0)	118.9	243.2	336.1
Cash Cost Net of By-products (2)	US$/lb	(0.23)	(0.06)	0.05	0.11	0.15

El Porvenir, Peru

		1Q18	2Q18	3Q18	4Q18	1Q19
Treated Ore	kt	535	539	534	542	530

Grade
Zinc	%	3.20	2.94	2.89	3.11	2.96
Copper	%	0.16	0.16	0.13	0.15	0.14
Lead	%	0.96	1.00	0.98	0.97	1.00
Silver	oz/t	1.82	1.91	1.93	2.01	2.05
Gold	oz/t	0.015	0.06	0.02	0.015	0.016

in Content
Zn	kt	15.4	14.0	13.6	14.9	13.9
Cu	kt	0.2	0.2	0.1	0.1	0.1
Pb	kt	4.1	4.4	4.1	4.1	4.2
Ag	koz	614.3	648.4	617.6	653.5	846.7
Au	koz	2.4	2.5	2.3	2.4	2.6
Zn Eq production (kt) (1)	kt	23.3	22.3	21.2	22.9	23.1

Cash Cost Net of By-products (2)	US$/t	1,267.9	904,5	1,368.6	1,214.9	1,099.7
Cash Cost Net of By-products (2)	US$/lb	0.58	0.41	0.62	0.55	0.50

Atacocha, Peru

		1Q18	2Q18	3Q18	4Q18	1Q19
Treated Ore	kt	368	384	401	399	357

Grade
Zinc	%	1.42	1.42	1.49	1.40	1.30
Copper	%	0.10	0.10	0.10	0.10	0.09
Lead	%	1.28	1.11	1.11	1.22	1.21
Silver	oz/t	1.49	1.40	1.36	1.42	1.32
Gold	oz/t	0.017	0.02	0.01	0.014	0.015

in Content
Zn	kt	4.1	4.3	4.6	4.3	3.6
Cu	kt	0.02	0.03	0.04	0.04	0.01
Pb	kt	4.1	3.6	3.8	4.1	3.7
Ag	koz	424.8	406.3	407.8	439.9	383.1
Au	koz	4.1	3.9	3.6	3.8	3.0
Zn Eq production (kt) (1)	kt	11.3	11.0	11.4	11.6	9.8

Cash Cost Net of By-products (2)	US$/t	285.9	1,411.2	940.1	1,837.7	1,717.2
Cash Cost Net of By-products (2)	US$/lb	0.13	0.64	0.43	0.83	0.78

Vazante, Brazil

		1Q18	2Q18	3Q18	4Q18	1Q19
Treated Ore	kt	313	327	363	371	372

Grade
Zinc	%	13.62	12.73	11.24	11.22	10.98
Lead	%	0.30	0.38	0.33	0.33	0.31
Silver	oz/t	0.54	0.70	0.63	0.58	0.58

in Content
Zn	kt	35.5	35.0	34.6	35.8	34.7
Pb	kt	0.2	0.3	0.3	0.3	0.3
Ag	koz	74.9	92.0	105.3	108.0	101.1
Zn Eq production (kt) (1)	kt	36.1	35.7	35.4	36.6	35.5

Cash Cost Net of By-products (2)	US$/t	827.4	817.9	867.3	826.3	1,090.2
Cash Cost Net of By-products (2)	US$/lb	0.38	0.37	0.39	0.37	0.49

Morro Agudo, Brazil

		1Q18	2Q18	3Q18	4Q18	1Q19
Treated Ore	kt	220	261	291	289	295

Grade
Zinc	%	2.18	2.40	2.84	3.22	2.16
Lead	%	0.63	0.62	0.71	0.86	0.58
Silver	oz/t

in Content
Zn	kt	4.4	5.8	7.5	8.7	6.0
Pb	kt	1.2	1.4	1.5	2.1	1.3
Ag	koz	6.3	9.8	13.2	20.8	11.0
Zn Eq production (kt)¹	kt	5.5	7.4	9.9	10.9	7.3

Cash Cost Net of By-products (2)	US$/t	2,154.5	1,543.4	1,134.9	1,039.4	1,552.8
Cash Cost Net of By-products (2)	US$/lb	0.98	0.70	0.51	0.47	0.70

Quarterly Smelting | Consolidated and Sales by Asset

		1Q18	2Q18	3Q18	4Q18	1Q19
Total Sales volume	kt	146.4	152.1	160.0	158.3	145.5

Metallic zinc sales
Cajamarquilla	kt	79.0	81.9	84.3	87.5	79.8
Três Marias	kt	40.1	42.0	44.5	40.8	37.8
Juíz de Fora	kt	18.2	19.2	21.0	20.2	18.8

Zinc oxide sales
Três Marias	kt	9.1	9.0	10.2	9.8	8.9

Global recovery
Cajamarquilla	%	95.0	93.7	93.3	93.3	94.4
Três Marias	%	94.2	93.4	94.0	93.2	92.9
Juíz de Fora	%	92.4%	91.3%	94.9%	95.3%	92.2%

Cash Cost
Cajamarquilla	US$/t	3,087	2,948	2,480	2,427	2,405
Três Marias	US$/t	3,294	2,830	2,439	2,617	2,625
Juíz de Fora	US$/t	3,212	2,643	2,368	2,419	2,703

Cajamarquilla	US$/lb	1.40	1.34	1.12	1.10	1.09
Três Marias	US$/lb	1.49	1.28	1.11	1.19	1.19
Juíz de Fora	US$/lb	1.46	1.20	1.07	1.10	1.23

All-in Sustaining Cost - Mining

1Q19

US$ million (excepted indicated otherwise)		Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
Sales Volume (Cointained Metal) - Zn
Tonnes		34,680	5,995	31,994	14,476	3,856	91,001		91,001
(+)	COGS	22.0	12.8	95.3	45.8	24.4	200.3	-1.3	199.0
(+)	On-site G&A	2.0	1.4	0.0	0.0	0.0	3.3		3.3
(-)	By-products revenue	-2.1	-5.6	-64.9	-21.8	-13.1	-107.5	1.3	-106.2
(+)	Treatment Charges	22.9	3.8	12.3	6.4	1.7	47.1		47.1
(+)	Selling Expenses	0.0	0.1	0.6	0.2	0.1	1.1		1.1
(-)	Depreciation, amortisation and depletion	-5.4	-2.6	-27.6	-11.6	-8.2	-55.5	-0.2	-55.7
(-)	Royalties	-0.4	-0.3				-0.7		-0.7
(-)	Workers participation & Bonus	-0.7	-0.2	-2.7	-1.0	-0.2	-4.8		-4.8
(+)	Others	-0.4	-0.1	-2.3	-2.0	1.9	-3.0		-3.0
(=)	Cash Cost (Sold)	37.8	9.3	10.8	15.9	6.6	80.4	-0.2	80.2
	Cash Cost (Sold) (per t)	1,090.2	1,552.8	336.1	1,099.7	1,717.2	883.6	0.0	881.0
(+)	Non-Expansion Capital Expenditure	8.7	1.3	9.7	8.6	2.5	30.7	0.2	30.9
(=)	Sustaining Cash Cost (Sold)	46.5	10.6	20.4	24.5	9.1	111.1	0.0	111.1
	Sustaining Cash Cost (Sold) (per t)	1,340.1	1,771.5	639.0	1,692.7	2,353.5	1,221.0	0.0	1,220.6
(+)	Workers participation & Bonus	0.7	0.2	2.7	1.0	0.2	4.8		4.8
(+)	Royalties	0.4	0.3	0.0	0.5	0.2	1.4		1.4
(+)	Corporate G&A							13.3	13.3
(=)	AISC (Sold)								130.5
(=)	AISC (Sold) (per t)								1,434.6
(=)	AISC (Sold) in US$/lb								0.65

1Q18

US$ million (excepted indicated otherwise)		Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
Sales Volume (Cointained Metal) - Zn
Tonnes		35,518	4,411	29,693	15,142	4,099	88,862	0	88,862
(+)	COGS	19.0	11.4	81.4	38.6	24.7	175.1	-2.6	172.5
(+)	On-site G&A	1.9	1.5	0.0	0.0	0.0	3.4		3.4
(-)	By-products revenue	-1.5	-3.8	-80.8	-17.2	-18.1	-121.4	2.1	-119.3
(+)	Treatment Charges	15.0	1.9	10.5	6.9	1.9	36.1		36.1
(+)	Selling Expenses	0.0	0.1	0.0	0.0	0.0	0.1		0.1
(-)	Depreciation, amortisation and depletion	-4.4	-1.1	-23.2	-9.3	-6.3	-44.4	-0.5	-44.9
(-)	Royalties	-0.4	-0.3	0.0	0.0	0.0	-0.8		-0.8
(-)	Workers participation & Bonus	-0.2	-0.1	-3.2	-1.6	-0.1	-5.2		-5.2
(-)	Others	0.0	0.0	0.4	1.9	-0.8	1.5		1.5
(=)	Cash Cost (Sold)	29.4	9.5	-14.9	19.2	1.2	44.4	-1.0	43.4
	Cash Cost (Sold) (per t)	827.4	2,154.5	-501.5	1,267.9	285.9	499.3	0.0	488.4
(+)	Sustaining Capital Expenditure	4.2	1.1	0.5	4.7	2.1	12.6	0.0	12.6
(=)	Sustaining Cash Cost (Sold)	33.6	10.6	-14.4	23.9	3.2	56.9	-1.0	56.0
	Sustaining Cash Cost (Sold) (per t)	946.0	2,413.7	-484.4	1,575.8	786.9	640.9	0.0	629.9
(+)	Workers participation & Bonus	0.2	0.1	3.2	1.6	0.1	5.2	0.0	5.3
(+)	Royalties	0.4	0.3	0.0	0.6	0.3	1.6		1.6
(+)	Corporate G&A							7.0	7.0
(=)	AISC (Sold)								69.9
(=)	AISC (Sold) (per t)								786.9
(=)	AISC (Sold) in US$/lb								0.36

All-in Sustaining Cost — Smelting

1Q19

US$ million (excepted indicated otherwise)		Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
Sales Volume (Zinc content in Products)
Tonnes		44,851	18,688	79,739	143,278		143,278
(+)	COGS	129.6	59.7	237.8	427.2	0.0	427.2
(-)	Cost of services rendered(1)	-3.2	-0.9	-9.8	-13.9	0.0	-13.9
(+)	On-site G&A	1.2	1.2	3.7	6.0	0.0	6.0
(-)	Depreciation, amortisation and depletion	-5.9	-3.7	-16.5	-26.1	0.0	-26.1
(-)	By-products revenue	-2.2	-4.8	-23.8	-30.7	0.0	-30.7
(-)	Workers participation & Bonus	-0.7	-0.3	0.3	-0.6	0.0	-0.6
(+)	Others	-1.1	-0.6		-1.8		-1.8
(=)	Cash Cost (Sold)	117.7	50.5	191.8	360.1	0.0	360.1
	Cash Cost (Sold) (per t)	2,625.3	2,703.2	2,405.3	2,513.0		2,513.2
(+)	Non-Expansion Capital Expenditure	3.8	2.9	2.6	9.3	0.8	10.1
(=)	Sustaining Cash Cost (Sold)	121.6	53.4	194.4	369.4	0.8	370.2
	Sustaining Cash Cost (Sold) (per t)	2,711.0	2,858.3	2,437.9	2,578.2		2,583.7
(+)	Workers participation & Bonus	0.7	0.3	-0.3	0.6		0.6
(+)	Corporate G&A				0.0	9.5	9.5
(=)	AISC (Sold)				0.0		380.3
(=)	AISC (Sold) (per t)						2,654.3
(=)	AISC (Sold) in US$/lb						1.20

1Q18

US$ million (excepted indicated otherwise)		Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
Sales Volume (Zinc content in Products)
Tonnes		47,265	18,062	78,822	144,148	0	144,148
(+)	COGS	164.7	65.3	282.1	512.1	4.6	516.7
(-)	Cost of services rendered(1)	-2.4	-0.8	-8.5	-11.8		-11.8
(+)	On-site G&A	0.9	3.8	4.5	9.2	0.5	9.8
(-)	Depreciation, amortisation and depletion	-4.0	-3.4	-16.4	-23.9	-0.7	-24.6
(-)	By-products revenue	-3.4	-6.7	-17.3	-27.5	-5.4	-32.9
(-)	Workers participation & Bonus	0.0	-0.1	-1.0	-1.1	0.0	-1.2
(+)	Others				0.0		0.0
(=)	Cash Cost (Sold)	155.7	58.0	243.3	457.0	-1.0	456.0
	Cash Cost (Sold) (per t)	3,294.0	3,212.3	3,087.0	3,170.6		3,163.4
(+)	Sustaining Capital Expenditure	5.7	2.1	2.0	9.9	0.8	10.8
(=)	Sustaining Cash Cost (Sold)	161.4	60.2	245.4	467.0	-0.2	466.8
	Sustaining Cash Cost (Sold) (per t)	3,415.3	3,330.5	3,113.0	3,239.4		3,238.0
(+)	Workers participation & Bonus	0.0	0.1	1.0	1.1	-0.6	0.5
(+)	Corporate G&A					12.0	12.0
(=)	AISC (Sold)						479.3
(=)	AISC (Sold) (per t)						3,324.8
(=)	AISC (Sold) in US$/lb						1.51